Exhibit 99.1

AMTD IDEA Group Announces ADS Ratio Change

November 08, 2022 04:44 PM Eastern Standard Time

NEW YORK & HONG KONG & SINGAPORE—(BUSINESS WIRE)—AMTD IDEA Group (the “Company”) (NYSE: AMTD; SGX: HKB), a subsidiary of AMTD Group Company Limited and a leading platform for comprehensive financial services and digital solutions, today announced that it will change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the current ratio of one (1) ADS to one (1) Class A ordinary share to a new ratio of one (1) ADS to two (2) Class A ordinary shares. The Company anticipates that the change in the ADS Ratio will be effective on or about November 22, 2022 (U.S. Eastern Time) (the “Effective Date”).

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-two reverse ADS split. On the Effective Date, ADS holders will be required to surrender and exchange every two (2) ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ones. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “AMTD.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the Company’s underlying Class A ordinary shares, and no ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB), represents a premier Asian financial institution and digital solutions group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services plus digital solutions platform addresses different clients’ diverse and inter-connected financial needs and digital requirements across all phases of their life cycles. Leveraging its deep roots in Asia and its unique ecosystem — the “AMTD SpiderNet” — AMTD IDEA Group is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For AMTD IDEA Group’s announcements, please visit https://ir.amtdinc.com/news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For more information, please contact:

IR Office

AMTD IDEA Group

TEL: +852 3163-3389

EMAIL: ir@amtdinc.com